                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D. C.


                                    FORM 11-K


  (X)        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2002

                                       or

  ( )       TRANSITION REPORT PURUSANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

      FOR THE TRANSITION PERIOD FROM ______________ TO ___________________


                         COMMISSION FILE NUMBER 1-6402-1

                               ------------------

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                        SERVICE CORPORATION INTERNATIONAL
          (Name of issuer of the securities held pursuant to the plan)


                               1929 ALLEN PARKWAY
                              HOUSTON, TEXAS 77019
    (Address of the plan and address of issuer's principal executive offices)

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN


                                      INDEX

Financial Statements

    Independent Auditor's Report......................................................................  3

    Statements of Net Assets Available for Benefits as of
      December 30, 2002 and 2001......................................................................  4

    Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 30, 2002............................................................  5

    Notes to Financial Statements.....................................................................  6-8

Supplemental Schedules

    Schedule of Assets (Held at End of Year)..........................................................  9

    Schedule of Reportable Transactions...............................................................  10

Other Information

   Signature..........................................................................................  11

Independent Auditor's Consent.........................................................................  12

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002...............................  13

                          INDEPENDENT AUDITOR'S REPORT


To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas


We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 30, 2002 and 2001 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 30, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 30, 2002 in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


HARPER & PEARSON COMPANY
Houston, Texas
June 5, 2003

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                     December 30,
                                                                        -------------------------------------
                                                                              2002                 2001
                                                                        ----------------     ----------------
Investments:
    Pooled separate accounts..........................................      $42,697,838          $22,346,589
    SCI common stock..................................................       19,281,105           14,054,306
    Interest bearing cash.............................................        1,001,437              336,808
    Participant loans.................................................        2,065,014              827,027
                                                                        ----------------     ----------------
Total assets..........................................................       65,045,394           37,564,730
                                                                        ----------------     ----------------
Net assets available for benefits.....................................      $65,045,394          $37,564,730
                                                                        ================     ================

See notes to financial statements.

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                         Year ended
                                                                                     December 30, 2002
                                                                                ---------------------------
Additions to net assets attributed to:
    Contributions:
       Employer - SCI Common Stock............................................                 $18,150,101
       Participants...........................................................                  24,811,931
       Rollovers from other qualified plans...................................                   1,187,937
                                                                                ---------------------------
          Total contributions.................................................                  44,149,969
                                                                                ---------------------------

    Investment income:
       Interest income........................................................                      75,697
       Net depreciation in the fair value of pooled separate
         accounts.............................................................                  (3,029,788)
       Net depreciation in the fair value of Company stock....................                  (4,648,050)
       Realized loss on sale of Company stock.................................                  (1,086,608)
                                                                                ---------------------------
       Total investment loss..................................................                  (8,688,749)
                                                                                ---------------------------
          Total additions.....................................................                  35,461,220
                                                                                ---------------------------

Deductions from net assets attributed to:
    Distributions to participants.............................................                   7,632,246
    Administrative expenses...................................................                     348,310
                                                                                ---------------------------
        Total deductions......................................................                   7,980,556
                                                                                ---------------------------

Net increase..................................................................                  27,480,664

Net assets available for benefits:
    Beginning of period.......................................................                  37,564,730
                                                                                ---------------------------
    End of period.............................................................                 $65,045,394
                                                                                ===========================

See notes to financial statements.

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.     PLAN DESCRIPTION

GENERAL

The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International's (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan's assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services. Investors Bank & Trust Company serves as the trustee for the SCI Common Stock Fund.

CONTRIBUTIONS

Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual's participant contributions were limited to $11,000 in 2002.

The Company contributes a matching amount up to 6% of the participant's pretax annual compensation, generally in Company common stock. The percentage of the match is based on years of service with the Company and ranges from 75% to 135% of the employee's eligible contribution. Additional amounts may be contributed at the Company's discretion. Company contributions were made in Company stock during the year ended December 30, 2002. There were no discretionary Company contributions in 2002.

PARTICIPANT ACCOUNTS

Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings or losses. Forfeited balances of terminated participants' non-vested accounts are used to reduce administrative expenses and future Company contributions. Forfeited balances were $471,980 during the year ended December 30, 2002.

VESTING

Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.

PARTICIPANT LOANS

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, unless the loan is used to purchase a primary residence. The loans are secured by the balance in the participant's account and bear interest at 1% above the prime rate. A participant may have no more than two loans outstanding at any one time.

PARTICIPANT DISTRIBUTIONS

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant's account. A participant whose account balance exceeds $5,000 may elect a deferred distribution up until age 70 1/2. As of December 30, 2002, total deferred vested benefits related to terminated employees were $1,438,579.

PLAN TERMINATION

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.     SUMMARY OF ACCOUNTING POLICIES

PRINCIPLES OF REPORTING

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Net appreciation (depreciation) in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation

(depreciation). Each investment fund's appreciation (depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

RISKS AND UNCERTAINTIES

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

ADMINISTRATIVE EXPENSE

Administrative expenses represent record keeping fees paid to MassMutual. Legal and audit fees are paid by SCI.

3.     INVESTMENTS

Investments that comprised 5% or more of the Plan's net assets available for benefits are as follows:

                                                                                  December 30,
                                                                      -------------------------------------
                                                                            2002                 2001
                                                                      ----------------     ----------------
JCC Balanced Fund (Janus)...........................................       $4,744,197           $2,999,414
MassMutual Small Cap Growth Fund....................................        3,632,799            3,126,159
MassMutual International Equity Fund................................                -            1,995,676
MassMutual Core Bond Fund...........................................       11,115,339            3,025,163
MassMutual Government Money Market..................................       12,435,685            4,871,479
MassMutual Ultra Fund (American Century)............................                -            3,326,862
MassMutual Large Cap Value Fund.....................................        4,206,217            3,001,836
MassMutual Large Cap Growth Fund....................................        3,623,044                    -
SCI Common Stock(1).................................................       19,281,105           14,054,306

(1) Includes both participant and non-participant directed common stock.

4.     INCOME TAXES

A determination letter has been requested from the Internal Revenue Service which the Plan administrator expects will declare that the Plan qualifies under
Section 401(a) of the Internal Revenue Code as exempt from income taxes. The Plan administrator believes the Plan is designed and being operating in compliance with the requirements of Section 401(a) of the Internal Revenue Code.

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 30, 2002
                            EIN: 74-1488375 PIN: 002

    Identity of issue, borrower, lessor or
                similar party                                Description of investment                Current value
-----------------------------------------------    ----------------------------------------------    -----------------
*Massachusetts Mutual Life
    Insurance Co..............................     JCC Balanced Fund (Janus)                              $ 4,744,197
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Small Cap Growth Fund                         3,632,799
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Core Bond Fund                               11,115,339
*Massachusetts Mutual Life                         MassMutual
    Insurance Co..............................     Government Money Market                                 12,435,685
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Large Cap Value Fund                          4,206,217
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Large Cap Growth Fund                         3,623,044
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Small Company Value Fund                        590,942
*Massachusetts Mutual Life
    Insurance Co..............................     MassMutual Overseas Fund                                 2,349,615
*Service Corporation
    International.............................     SCI Common Stock                                        19,281,105
*Investors Bank & Trust
    Company...................................     Interest Bearing Cash                                    1,001,437
                                                   Loans with interest
*Participant Loans............................     rates of 5.25% to 10.5%                                  2,065,014
                                                                                                     -----------------
                                                                                                          $65,045,394
                                                                                                     =================

Cost value of SCI Common Stock and Interest Bearing Cash was $23,929,155 and $1,001,437, respectively, at December 30, 2002.


*Denotes a party-in-interest as defined by ERISA.

                     THE SCI 401(k) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 30, 2002
                            EIN: 74-1488375 PIN: 002



                                    (b)
                           Description of Assets
       (a)               (Include Interest Rate and                                                                         (i)
Identity of Party             Maturity in Case                   (c)                (d)                 (g)             Net Gain or
     Involved                    of a Loan)                Purchase Price      Selling Price       Cost of Asset           (Loss)
-------------------    -------------------------------    -----------------    --------------     ---------------     --------------
                            Series Transactions
                            -------------------

       (A)             SCI Common Stock*                     $18,150,101           $    -           $18,150,101             $    -

A reportable transaction is any purchase or sale (or series of purchases or sales) of an investment security that exceeds 5% of net assets available for plan assets at the beginning of the plan year, excluding participant directed activity.


*Identified party in interest transactions.
(A) All transactions were with Investors Bank & Trust Company.

SIGNATURE

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     The SCI 401(k) Retirement Savings Plan


Date: June 30, 2003            By: SCI Management L.P., a Delaware limited
                                   partnership (and administrator of the Plan)


                               By: SCI Administrative Services, LLC, a
                                   Delaware limited liability company,
                                   General Partner to SCI Management L.P.


                               By: /s/ Helen  Dugand
                                   ---------------------------------------------
                                   Helen Dugand
                                   President of SCI Administrative Services, LLC

                                 Exhibit Index


Ex-23.1         Independent Auditor's Consent

Ex-99.1         906 Certification